

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

James M. Sander, Esq.
General Counsel
Vitamin Shoppe, Inc.
2101 91st Street
North Bergen, New Jersey 07047

> **Re: Vitamin Shoppe, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-3**
> **Filed November 19, 2010**
> **File No. 333-170293**

Dear Mr. Sander:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 25

1. Please revise this section or the Plan of Distribution section to indicate that the selling stockholders may be deemed underwriters with respect to the shares that they are offering for resale.

Exhibit 5.1

2. We note your statement on page 6 that the debt securities you may offer will be secured or unsecured. We further note the first paragraph of your legal opinion states the debt securities are unsecured. Please clarify or revise.

3. In the fifth to last paragraph, please revise the date limitation in the second sentence to reflect that the opinion speaks as of the effective date or confirm that you will refile the opinion on the date you want the registration statement to become effective.

4. You can limit reliance with regard to purpose, but not person. Please revise the third to last paragraph.

5. The reference to the General Corporation Law of the State of Delaware in the penultimate paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

6. Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of "Section 7" of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christian O. Nagler, Esq.
        Kirkland & Ellis LLP